Exhibit 21.1

Subsidiaries

Name of Subsidiary	State of Incorporation

D&D Oil Co., Inc.	Georgia
Shop-A-Snak Food Mart, Inc.	Delaware
Angler’s Mini-Mart, Inc.	South Carolina
Coastal Petroleum Company, Inc.	South Carolina